FANCAMP EXPLORATION LTD.

7290 Gray Avenue, Burnaby, British Columbia, V5J 3Z2
Telephone: 604-434-8829   Facsimile: 604-434-8823

02015623

02 MAR -5 AM 8:34

February 14, 2002

Office of International
Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C.
20549

SUPPL

Reference: Fancamp Exploration Ltd. - File No. 82-3929

Dear Sirs:

Please find enclosed copy of our news release of even date, as required pursuant to Rule 12g3(b) of the Securities and Exchange Act of 1934. This release has been disseminated via Canada Stock Watch and Market News.

Yours very truly,

FANCAMP EXPLORATION LTD.

PROCESSED
MAR 14 2002
THOMSON
FINANCIAL P

Debra Chapman
Director and Secretary

/dc

Encl.

dw 3/5

FANCAMP EXPLORATION LTD.

7290 Gray Avenue, Burnaby, British Columbia, V5J 3Z2
Telephone: 604-434-8829 Facsimile: 604-434-8823

NEWS RELEASE

February 14, 2002

CDNX Trading Symbol: **FNC**
S.E.C. Exemption: 12(g)3-2(b)

The Company is pleased to announce that as of February 2, 2002, warrants for the purchase of 628,000 common shares, at a price of $0.10 per share, have been exercised. The remaining warrants held by the Placee, for the purchase of up to 372,000 common shares, at a price of $0.10 per share have now expired.

The Company further wishes to announce that it has negotiated a settlement of debt with various creditors which provides for the settlement of $192,158.76 of debt by the issuance of 1,281,058 common shares at a deemed price of $0.15 per share.

The closing price of the Company's shares as traded on the Canadian Venture Exchange on February 13, 2002 was $0.11.

The above is subject to regulatory acceptance by the Canadian Venture Exchange.

ON BEHALF OF THE BOARD

"Peter H. Smith", President

For further information, please contact: Peter H. Smith, P.Eng., President, at 514-481-3172

The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.